Filed by Spartan Stores, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Stores, Inc.

Commission File No.: 000-31127

Date: July 22, 2013

-MEMORANDUM-

TO: Our Vendor Partners

FROM: Dennis Eidson, President and Chief Executive Officer

SUBJECT: Spartan Stores and Nash Finch sign definitive agreement

DATE: July 22, 2013

Today we announced that Spartan Stores has agreed to combine with Nash Finch to create one of the leading grocery wholesale and retail operators in the U.S. A copy of the news release is provided for your reference.

This is an exciting combination – bringing together two highly complementary companies with industry leading distribution services and attractive retail networks – which we believe will provide significant long term benefits to all of our stakeholders, our associates, our independent customers, our suppliers, our consumers, and our shareholders. As a combined company we will have the enhanced ability to leverage our size and geographic reach to enable us to compete effectively in the evolving grocery industry.

For those of you who are not familiar with Nash Finch, it is a Fortune 500 company and the largest food distributor serving military commissaries and exchanges in the United States. Nash Finch’s core businesses include distributing food to military commissaries and exchanges and independent grocery retailers located in 37 states, the District of Columbia, Europe, Cuba, Puerto Rico, the Azores, Bahrain and Egypt. The Company also owns and operates a base of retail stores, primarily supermarkets under the Family Fresh Market®, Econofoods®, Family Thrift Center®, No Frills®, Bag ’n Save®, AVANZA®, and Sun Mart® trade names. Importantly, like Spartan, Nash Finch has a strong heritage and passion for integrity, teamwork, innovation and dedication to the customers we serve.

As the news release states, I will serve as President and CEO of the combined company. Craig Sturken will serve as Chair of the Board of Directors, and Nash Finch’s President and CEO Alec Covington will remain in an advisory role to help ensure a smooth transition. The combined company’s Board of Directors will be made up of current board members from each organization.

Following the completion of the merger, the combined company will retain a presence in Grand Rapids and Minneapolis, and Nash Finch’s military business will continue to be based in Norfolk, Virginia. We will also maintain a comprehensive portfolio of strong private label brands including Spartan’s private brands and Nash Finch’s private brands.

The next step in the process is regulatory review and shareholder approval. While there is no defined timetable in place, completion of the merger could occur by the end of calendar year 2013. Until closing, our two companies will continue to operate as independent entities, and for us, it is business as usual. It is important that we continue to do everything to ensure that our customers remain our number one priority.

Every effort will be taken to ensure clear communication with our vendor partners.

Spartan will continue regular operations and activities and you should continue to work with the same Spartan associates throughout this process.

On behalf of Spartan’s entire management team, I want to thank you for your contribution to the success our Company enjoys today, and ask for your continued support.

Important Information for Investors

Communications in this memorandum do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The issuance of Spartan Stores common stock in connection with the proposed Merger will be submitted to Spartan Stores’ shareholders for their consideration, and the proposed Merger will be submitted to Nash-Finch’s stockholders for their consideration. In connection therewith, Spartan Stores will file a registration statement on Form S-4 with the SEC that will include a joint proxy statement to be used by Spartan Stores and Nash-Finch to solicit the required approval of their shareholders in connection with the proposed Merger and that will also constitute a prospectus of Spartan Stores. Spartan Stores and Nash-Finch may also file other documents with the SEC concerning the proposed Merger. INVESTORS AND SECURITY HOLDERS OF SPARTAN STORES ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Spartan Stores and Nash-Finch, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Spartan Stores will be available free of charge on Spartan Stores’ website at www.spartanstores.com under the tab “Investor Relations.” Copies of the documents filed with the SEC by Nash-Finch will be available free of charge on Nash-Finch’s website at www.nashfinch.com.

Spartan Stores, Nash-Finch and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Spartan Stores and the shareholders of Nash-Finch in connection with the proposed Merger. Information about the directors and executive officers of Spartan Stores is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on June 14, 2013. Information about the directors and executive officers of Nash-Finch is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 11, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed Merger and statements preceded by, followed by or that otherwise include the words “expects,” “believes,” “will,” “opportunity,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Spartan Stores and Nash-Finch as of today’s date and are not guarantees of the future performance of Spartan Stores, Nash-Finch or the combined company, and actual results may vary materially from the results and expectations discussed. There is no assurance that the parties will complete the proposed Merger. The Merger Agreement may be terminated if the companies do not receive the necessary approval of Spartan Stores’ shareholders or Nash-Finch’s stockholders or government approvals or if either Spartan Stores or Nash-Finch fails to satisfy all conditions to closing stated in the Merger Agreement. Additional risks and uncertainties related to the proposed Merger include, but are not limited to, the successful integration of Spartan Stores’ and Nash-Finch’s businesses and the combined company’s ability to compete in the highly competitive retail grocery and food distribution industries. Spartan Stores cautions that the foregoing list of risks and uncertainties is not exclusive. Additional information concerning these and other risks is contained in Spartan Stores’ and Nash-Finch’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. Spartan Stores undertakes no obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date of this Current Report.